  Exhibit 99.1

“The terms herein match the ones included in the fax.”

BUENOS AIRES, November 12,2018

Note: CPSA-GG-N-0468/18-AL

Bolsa de Comercio de Buenos Aires

Subject: information set forth by Section 63 of the Buenos Aires Stock Exchange Regulations.

Ladies and gentlemen,

We contact you in compliance with the referred section in order to inform that the financial statements and other required documents for the period ended September 30, 2018 were approved at the Board of Directors Meeting of Central Puerto S.A. on November 12, 2018. In addition, the auditor’s report and the Audit Committee report were noted at such meeting.
In that regard, we inform as follows:

1.
Results for the nine-month period ended September 30, 2018:

Ps. 000
Income (loss) for the period
Attributable to shareholders of the Company	17,360,268
Attributable to non-controlling interests	(511,072)
Total income (loss) for the period - Income	16,849,196

2.
Other comprehensive results for the nine-month period ended September 30, 2018:

Ps. 000
Other comprehensive income for the period
Attributable to shareholders of the Company	(43,284)
Attributable to non-controlling interests	-
Total of other comprehensive income for the period – Loss	(43,284)

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3.
Total comprehensive results for the nine-month period ended September 30, 2018:

Ps. 000
Net comprehensive income for the period
Attributable to shareholders of the Company	17,316,984
Attributable to non-controlling interests	(511,072)
Total net comprehensive income for the period - Income	16,805,912

4.
Shareholder’s equity as at September 30, 2018, detailed by items and amounts:

ARS 000
Share capital – Nominal Value	1,514,022
Capital adjustment	664,988
Premium	376,571
Legal reserve	435,802
Special reserve IGJ Resolution 7/05	55,830
Special reserve General Resolution CNV 609	177,181
Voluntary reserve	2,744,471
Retained results	6,196
Results for the period	17,360,268
Non-controlling interest	36,417
Total	23,371,746

Attributable to the company’s shareholders	23,335,329
Attributable to non-controlling interest	36,417

5.
Majority Shareholders

As a result of the merger between Central Puerto S.A., the acquiring company, and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”), and Sociedad Argentina de Energía S.A. (“SADESA”), the acquired companies, and as a result of the relevant shares exchange undertaken by the acquired companies, no shareholder of Central Puerto S.A. is a controlling shareholder.

Finally, it must be noted that the share capital is under public offer and its shares are traded in the Buenos Aires Stock Exchange (“BCBA”) and, since February 2, 2018, in the New York Stock Exchange (“NYSE”). For that reason, there may be changes in shareholding of which the Company is not aware.

Yours faithfully,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

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